UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39904

Huadi International Group Co., Ltd.

No. 1688 Tianzhong Street, Longwan District,

Wenzhou, Zhejiang Province

People’s Republic of China 325025

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Changes in Company’s Certifying Accountant.

(1)	Previous Independent Registered Public Accounting Firm

(i)	On November 20, 2021, Huadi International Group Co., Ltd. (the “Company”) terminated its independent registered public accounting firm, Briggs & Veselka Co. (“Briggs”) as the Company’s independent registered public accounting firm.

(ii)	The report of Briggs on the financial statements of the Company for the fiscal years ended September 30, 2020 and 2019, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the fiscal years ended September 30, 2020 and 2019 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii)	The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee and Board of Directors of the Company.

(iv)	During the Company’s most recent fiscal year ended September 30, 2020 and through November 20, 2021, the date of dismissal, (a) there were no disagreements with Briggs on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Briggs, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

(2)	New Independent Registered Public Accounting Firm

On November 20, 2021, the Audit Committee and the Board of Directors of the Company ratified the appointment of TPS Thayer, LLC (“TPS”) as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended September 30, 2020 and September 30, 2019 and any subsequent interim periods through the date hereof prior to the engagement of TPS, neither the Company, nor someone on its behalf, has consulted TPS regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 16.1	Letter from Briggs & Veselka Co. dated on November 26, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2021	Huadi International Group Co., Ltd.

	By:	/s/ Huisen Wang
	Name:	Huisen Wang
	Title:	Chief Executive Officer

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